SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 13, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GEA-1)

Ref.: Official Letter 187/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on the media report

Dear Sirs,

We refer to Official Letter 187/2023/CVM/SEP/GEA-1 ("Official Letter"), dated June 12, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the news report published on June 11, 2023, in the Brazil Journal media in the Business section, entitled: “'Amálgama': the backstage from Unipar’s offer for Braskem", which contains the following statements:

While the market has been focused for months on Apollo's offer for Braskem, Unipar has been running around and preparing a R$10 billion proposal that was well received by the Odebrecht family and its creditor banks.

The non-binding offer, revealed Saturday night, values Braskem's shares - which guarantee Novonor's debt with the banks - around R$35, according to creditors briefed about the proposal.

As it is 100% cash, the proposal is higher than the R$47/share offered by Apollo and Abu Dhabi National Oil Co. As we showed here, R$20/share of that proposal was in the form of a perpetual bond that paid 4% per year, and another R$7.14 in the form of warrants.

[...]

The conversation between Unipar and the Odebrecht's began a year and a half ago - with Unipar's controller, Frank Geyer Abubakir, and the family united by the common subject of keeping the company under Brazilian control.

At the beginning of the month, the family gave the green light regarding the price. Last week Unipar visited all the creditor banks - Itaú, Bradesco, Santander, Banco do Brasil and BNDES - showing the general lines of the proposal.

2. In view of the above, we request a statement from the Company about the veracity of the report, and in affirmative case explain the reason for which it was not considered as a material fact, and also provide any other information deemed important on the subject.”

In this regard, Braskem (“Braskem” or “Company”) reinforces that it is not conducting any negotiations from its controlling shareholder Novonor (“Shareholder” or “Novonor”) regarding the sale of its equity interest in Braskem.

In addition, Braskem informs that, due to the Material Fact published by Unipar Carbocloro S.A. and the news published in the media regarding the Novonor’s equity interest, questioned Novonor on June 11, 2023, in this regard, which sent correspondence to the Company, that was released to the market by Braskem as per the Notice to the Market of June 12, 2023, before market opening.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, June 13, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.